Exhibit 99.1

news release

Encana announces expiration of consent solicitation and receipt of requisite consents

Calgary, Alberta November 20, 2012 TSX, NYSE: ECA

Encana Corporation (“Encana”) announced the results of its consent solicitation to amend the indentures relating to its 8.125% Notes due 2030, 7.375% Notes due 2031, and 7.2% Notes due 2031 (collectively, “the Notes”), to amend certain definitions to reflect Encana’s adoption of U.S. GAAP (collectively, the “GAAP Amendments”) and to amend certain provisions to be more consistent with other indentures executed by Encana. The consent solicitation expired at 5:00 p.m., New York City time on November 19, 2012 (the “Expiration Time”).

As of the Expiration Time, Encana had received the requisite consent from holders of each series of Notes to amend the indentures with respect to the GAAP Amendments and has executed supplemental indentures to effect the GAAP Amendments.

Wells Fargo Securities acted as the Solicitation Agent for the consent solicitation. D.F. King & Co., Inc. acted as the Information and Tabulation Agent.

Advisory: This news release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful. The consent solicitation was made solely pursuant to the Consent Solicitation Statement dated November 5, 2012 and the accompanying consent form.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Jay Averill
Vice-President, Investor Relations	Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose
Manager, Investor Relations
(403) 645-6977

SOURCE: Encana Corporation